[Breyer & Associates PC Letterhead]


                                 March 26, 2008


Via EDGAR and Hand Delivery
---------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Michael Pressman, Esquire
       Special Sounsel
       Office of Mergers and Acquisitions

       Re:  First Bancshares, Inc.  (SEC File No. 000-22842)
            -----------------------------------------------------------------
            Amendment Number 1 to Schedule 13E-3
            Amendment Number 1 to Preliminary Proxy Statement on Schedule 14A

Dear Mr. Pressman:

     On behalf of First Bancshares, Inc., Mountain Grove, Missouri ("Company"), enclosed is a copy of Amendment Number 1 to the Company's
Schedule 13E-3, and a copy of Amendment Number 1 to the Company's Preliminary Proxy Statement on Schedule 14A ("Proxy Statement") (together, the "Amendments"), which are being filed today via EDGAR.

     The enclosed Amendments have been marked to show all substantive changes from the filing of the initial Schedule 13E-3 and Preliminary Proxy Statement, respectively. The revisions contained in the Amendments were made primarily in response to comments received from the Securities and Exchange Commission ("SEC"). The responses below are numbered to correspond to the numbers on the SEC comments and the enclosed copies of the Amendments contain numbered references to each comment in the right margin.

Schedule 13E-3
--------------

     Comment No. 1 - We have reviewed Instruction 1 to Item 13 of Schedule 13E-3, and the disclosure requirements for Item 1010(c)(4) of Schedule 13E-3, and in connection with such review have revised the Proxy Statement to include
the ratio of earnings to fixed charges.   See the section entitled "Selected
Consolidated Financial Information" on pages 50 and 51 of the marked Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14
------------------------------------------

     Comment No. 2 - The Proxy Statement and form of proxy have been revised in response to this comment to indicate that they are preliminary copies. See the cover of the of the marked Preliminary Proxy Statement and form of proxy.

Securities and Exchange Commission
March 26, 2008
Page 2


     Comment No. 3 - The Proxy Statement has been revised in response to this comment so that the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the "THE SPLIT TRANSACTION -- Special Factors" section at the beginning of the Proxy Statement immediately following the "Summary Term Sheet." See page 19 of the marked Preliminary Proxy Statement.

     Summary Information, Page 1
     ---------------------------

     Comment No. 4 - The Summary Term Sheet has been revised in response to this comment to include a brief and clean description of the material terms of the transaction in bullet point form. See pages 2 through 14 of the marked Preliminary Proxy Statement

     Recommendation of the Board of Directors, Page 25
     -------------------------------------------------

     Comment No. 5 - In response to this comment, the discussion of procedural fairness has been revised to discuss fairness in the absence of the procedural safeguard of Item 1014(d) of Regulation M-A. See page 32 of the marked Preliminary Proxy Statement

General
-------

     Comment No. 6 - A statement from each filing person is enclosed that acknowledges that: (i) each filing person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) each filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    *  *  *

     We appreciate the Staff's assistance in reviewing the Schedule 13E-3 and the Preliminary Proxy Statement, and request that the Staff direct any questions concerning the responses to the undersigned.

                                       Sincerely,


                                       /s/John F. Breyer, Jr.

                                       John F. Breyer, Jr.

JFB/ktr/1071
Enclosures
cc:  Daniel P. Katzfey, President and Chief Executive Officer
     Ronald J. Walters, Chief Financial Officer

                              SEC ACKNOWLEDGEMENT


     In connection with the filing of First Bancshares, Inc.'s (the "Company")
Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A on February 22, 2008, and any amendments thereto, each of the undersigned hereby certifies in his capacity as an officer of the Company that:

     (1) I am responsible on behalf of the Company for the adequacy and accuracy of the disclosure in the filing;

     (2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (3) No assertion may be made to the SEC's staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


FIRST BANCSHARES, INC.                 FIRST BANCSHARES, INC.


    /s/Daniel P. Katzfey                   /s/Ronald J. Walters
By: ------------------------------     By: --------------------------------
    Daniel P. Katzfey                      Ronald J. Walters
    Chief Executive Officer                Chief Financial Officer

March 26, 2008